SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ---------------------

                                SCHEDULE 13E-3/A
                                 Amendment No. 4

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                          INTELLIGENT POLYMERS LIMITED
                              (Name of the Issuer)

                              BIOVAIL CORPORATION,
                            IPL ACQUIRECO 2000 LTD.,
                              IPL HOLDCO 2000 LTD.
                                       and
                                ANDREW P. GASPAR
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    G48029105
                      (CUSIP Number of Class of Securities)

                        On behalf of Biovail Corporation:
                           Kenneth C. Cancellara, Q.C.
             2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                                 (416) 285-6000

                         On behalf of IPL Acquireco 2000
                                     Ltd.,
                   IPL Holdco 2000 Ltd. and Andrew P. Caspar:
                                Andrew P. Gaspar
               42 Hoover Drive, Thornhill, Ontario, Canada L3T 5M7
                                 (905) 764-9145
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a) / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)  / /  The filing of a registration statement under the Securities
          Act of 1933.
(c)  / /  A tender offer.
(d)  /X/  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                            Calculation of Filing Fee

Transaction Valuation(1):  $145,986,750     Amount of Filing Fee(2):  $29,198

(1) For purposes of calculating the filing fee only. This calculation is based upon the purchase price of $39.06 per share for all issued and outstanding shares of Common Stock, par value $0.01, of Intelligent Polymers Limited to be acquired pursuant to this transaction.
(2) The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash to be paid by Biovail Corporation for all the issued and outstanding shares of Common Stock, par value $0.01, of Intelligent Polymers Limited. The filing fee was paid in connection with the filing of the Schedule 13e-3 Transaction Statement filed with the Securities and Exchange Commission on August 31, 2000.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. / /

Amount Previously Paid:    ______________    Filing Party:      ______________
Form or Registration No.:  ______________    Date Filed:        ______________

Introduction.
------------

     This Amendment No. 4 to Schedule 13E-3 Transaction Statement (the "Statement") relates to the potential exercise by IPL Acquireco 2000 Ltd., a British Virgin Islands corporation ("Acquireco"), of an option to purchase all issued and outstanding shares of Common Stock, par value $0.01, of Intelligent Polymers Limited, a Bermuda corporation ("Intelligent Polymers").

     Biovail Corporation, an Ontario corporation ("Biovail"), through a wholly owned subsidiary, will be the holder of certain shares of Acquireco. Biovail may, in the future, exercise certain rights granted to it as a shareholder of Acquireco to cause Acquireco to become a wholly owned subsidiary of Biovail.

     In the event that Biovail and IPL Holdco 2000 Ltd., an Ontario corporation ("Holdco"), reach a mutually satisfactory agreement prior to the closing of the transaction, Holdco would be the holder of all the voting common shares of Acquireco. In the event that Biovail and Holdco do not reach a mutually satisfactory agreement prior to the closing of the transaction, Biovail will be the holder of all the voting common shares of Acquireco.

     The filing of this Statement does not constitute exercise of the option described above. Exercise of such option must be done pursuant to the Bye-laws of Intelligent Polymers.

     The Statement is being filed on behalf of Biovail, Acquireco, Holdco and Andrew P. Gaspar (the "Filers"). Notwithstanding this Statement, the Filers do not believe that the transaction reported herein (the "Transaction") is subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet

     o A Schedule 13e-3 Transaction Statement has been filed on behalf of Biovail, Acquireco and Holdco with the Securities and Exchange Commission which relates to the potential exercise by Acquireco of an option to purchase all the Common Stock of Intelligent Polymers. The Bye-Laws of Intelligent Polymers provide that the holder of a majority of the Special Shares of Intelligent Polymers has an option to purchase all the issued and outstanding Common Stock. Biovail is the holder of all of the Special Shares of Intelligent Polymers and proposes to transfer them to Acquireco. See "Background and Summary of Transaction -- Identification of Biovail."

     o Acquireco would pay $39.06 per share of Intelligent Polymers Common Stock. See "Background and Summary of Transaction--Terms of Transaction."

     o The transaction would close on September 29, 2000. See "Background and Summary of Transaction--Terms of Transaction."

     o Acquireco may exercise the option to purchase all the Common Stock of Intelligent Polymers without seeking the prior approval of the Intelligent Polymers

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

          shareholders. As such, shareholders are not being asked to vote to approve this purchase. See "Special Factors -- Fairness of the Transaction."

     o The exercise of the Purchase Option would be a fully taxable transaction to the Intelligent Polymers shareholders. See "Certain Material U.S. Federal Income Tax Consequences."

     o Following the purchase of the Intelligent Polymers Common Stock, Intelligent Polymers Common Stock would be de-listed from the American Stock Exchange and Intelligent Polymers would have its public reporting obligations suspended. See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Transaction."

Item 2. Subject Company Information

(a) The issuer of the class of equity security which is the subject of this filing and the address of its principal executive offices is:

                                    Intelligent Polymers Limited
                                    c/o Conyers Dill & Pearman
                                    Clarendon House
                                    2 Church Street
                                    Hamilton HM 11, Bermuda

(b) The exact title of the class of security which is the subject of this filing is Common Stock, par value $0.01, of Intelligent Polymers Limited (the "Common Shares"). The number of Common Shares outstanding as of August 30, 2000, the most recent practicable date, is 3,737,500. The approximate number of holders of the Common Shares as of August 1, 2000, the most recent practicable date, is 521.

(c) Until September 30, 1999 (the "Separation Date"), the Common Shares were part of a Unit (the "Units") consisting of one Common Share and one warrant to purchase common shares of Biovail. The Units were traded on the American Stock Exchange (the "AMEX") under the symbol IXP.u. On the Separation Date, the Units separated into the two underlying securities. The Intelligent Polymers Common Shares now trade on the AMEX under the symbol IXP, and the Biovail Warrants now trade on the New York Stock Exchange under the symbol BVFw. The following table sets forth the high and low prices on the AMEX for the Units until the Separation Date and for the Common Shares after the Separation Date, as reported by the AMEX.

         On September 30, 1999 the closing price of the Units was $46.50.


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

                                                            High       Low
Units
       Fiscal 1998:
       2nd Quarter......................................      $22.18      $17.75
       3rd Quarter......................................       31.38       20.75
       4th Quarter......................................       30.38       19.75

       Fiscal 1999:
       -----------
       1st Quarter......................................       23.13       16.63
       2nd Quarter......................................       28.00       16.50
       3rd Quarter......................................       30.88       25.63
       4th Quarter......................................       41.88       28.00

       Fiscal 2000:
       -----------
       1st Quarter......................................       53.13       42.25

Common Shares

       2nd Quarter (1)..................................       33.50       30.00
       3rd Quarter......................................       34.625      31.50
       4th Quarter......................................       37.50       34.00

       (1) The Units separated in 2nd Quarter Fiscal 2000.

On September 18, 2000 the Common Shares closed at $38.63.

(d) Intelligent Polymers has not paid any dividends on the Common Shares in the past two years.

     Pursuant to Section 3.9(E) of the Bye-Laws of Intelligent Polymers (the "Bye-Laws"), until the expiration date of the Purchase Option (as defined below), no resolution or act of Intelligent Polymers to authorize or permit the declaration or payment of dividends or the making of another distribution to shareholders will be effective without the prior written approval of the holders of a majority of the Special Shares (as defined below).

(e)  Not applicable.

(f)  Not applicable.

Item 3. Identity and Background of the Filers

(a)  Biovail's business address and telephone number are:

                          Biovail Corporation
                          2488 Dunwin Drive
                          Mississauga, Ontario
                          Canada  L5L 1J9
                          (415) 285-6000


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

     In October 1997, Intelligent Polymers issued special shares, par value $1.00 per share ("Special Shares"). Pursuant to the Bye-Laws, the Special Shares confer on the holder of a majority of the Special Shares (the "Special Shareholder") certain limited rights, including the right to purchase all, but not less than all, of the outstanding Common Shares of Intelligent Polymers at the time such right is exercised (the "Purchase Option"). The Special Shares do not entitle the Special Shareholder to vote at any meeting of holders of Common Shares ("Shareholders") and do not entitle the Special Shareholder to receive any dividend or any other distribution, or any right or interest in the profits or assets of Intelligent Polymers.

     Pursuant to the Bye-Laws, until the expiration of the Purchase Option, no resolution or act of Intelligent Polymers to authorize or permit any of the following will be effective without the prior written approval of the holder of the majority of the Special Shares: (i) the allotment or issue of shares or other securities of Intelligent Polymers or the creation of any right to such allotment or issue; (ii) the reduction of Intelligent Polymers' authorized share capital; (iii) outstanding borrowings by Intelligent Polymers in excess of an aggregate of $1.0 million; (iv) the sale or other disposition of, or the creation of any lien or liens on, the whole or a part of Intelligent Polymers' undertaking or assets; (v) the declaration or payment of dividends or the making of any other distributions to shareholders; (vi) the amalgamation of Intelligent Polymers; and (vii) any alteration of the Purchase Option. Biovail, as the holder of a majority of the outstanding Special Shares, could preclude the holders of a majority of the outstanding Common Shares and the Board of Directors of Intelligent Polymers from taking any of the forgoing actions during such period.

     The terms of the Purchase Option are set forth in the Bye-Laws. Pursuant to the Bye-Laws, the Special Shareholder may at any time exercise the Purchase Option by giving an Exercise Notice to the Board of Directors of Intelligent Polymers stating the Special Shareholder's intention of acquiring all of the Common Shares for the time being in issue; the Exercise Notice may be given at any time up until September 30, 2002.

          The Exercise Notice shall state

          (i) the consideration (expressed as an amount in cash in Dollars to be given for each Common Share), which shall be as follows:

               If the Common Shares are acquired pursuant
               to the                                        Purchase Option
               Purchase Option:                              Exercise Price
               ----------------------------                  --------------

               Before October 1, 2000                        US $ 39.06

               On or after October 1, 2000 and on or
               before September 30, 2001                     US $ 48.83

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

               On or after October 1, 2001 and on or
               before September 30, 2002                     US $ 61.04


          (ii) the form in which such consideration shall be discharged shall be cash in Dollars save that, if securities of the Special Shareholder are listed on a national securities exchange in the United States of America or admitted to unlisted trading privileges or listed on NASDAQ, it may be wholly or partially satisfied in the securities of the Special Shareholder at the election of the Special Shareholder;

          (iii) to the extent that such consideration is in the form of the securities of the Special Shareholder the amount expressed in cash in Dollars represented thereby;

          (iv) the name or names (if any) into which the Common Shares are to be transferred; and

          (v)  the repurchase date.

     Biovail has been the holder of all the issued and outstanding Special Shares since October 1997. Biovail proposes to transfer the Special Shares to Acquireco in consideration for Acquireco's issuance of non-voting common shares of Acquireco to Biovail.

(b) Biovail is an international, fully-integrated pharmaceutical company that specializes in the development, manufacture, marketing and licensing of drugs utilizing advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies.

     Holdco is an Ontario corporation, the business of which is to own the common shares of Acquireco.

     Acquireco is a British Virgin Islands corporation, the business of which is to exercise the Purchase Option on September 29, 2000 and to hold the Common Shares.

     During the past five years none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years none of the Filers been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)  Information Regarding Biovail's Officers and Directors

     Eugene N. Melnyk
     Chelston Park Building 2
     Colleymore Rock
     St. Michael BH1
     Barbados, West Indies

     Mr. Melnyk has been the Chairman of the Board and a Director since March 29, 1994, the effective date of the amalgamation (the "Amalgamation") of Biovail's predecessor entities, Biovail Corporation International ("BCI") and Trimel Corporation ("Trimel"). Prior to that time, he had been the Chairman of the Board of BCI since October 1991 and was instrumental in acquiring, financing and organizing the companies or businesses that comprised BCI. Mr. Melnyk also founded Trimel and served as its President and Chief Executive Officer from 1983 through July 1991. Mr. Melnyk is Chairman of the Board of Directors of Intelligent Polymers. Mr. Melnyk is a citizen of Canada.

     Bruce D. Brydon
     2488 Dunwin Drive
     Mississauga, Ontario
     Canada, L5L 1J9

     Mr. Brydon has been the Chief Executive Officer since November 1997. He joined Biovail as the Chief Executive Officer and President in January 1995 and has been a Director since May 1995. Prior to that time and since 1990 he had been President, Managing Director and Chairman of the Board of the Canadian Operations of Boehringer Mannheim. In the late 1980s, Mr. Brydon served as President and CEO of Beiersdorf Canada. Mr. Brydon is a citizen of Canada.

     Robert A. Podruzny
     2488 Dunwin Drive
     Mississauga, Ontario
     Canada, L5L 1J9

     Mr. Podruzny has been the President and Chief Operating Officer since November 1997. He joined Biovail as Vice President, Finance and Chief Financial Officer in January 1996. Mr. Podruzny is a Director of Biovail. He came to Biovail from Browning-Ferris Industries Ltd. where he served as the Chief Financial Officer and as a Director of the Canadian operations from 1993 to 1995. From 1987 to 1992, Mr. Podruzny served as General Manager of the U.S. Health Promotion Division of MDS Health Group, a Toronto-based medical services company. Mr. Podruzny is a citizen of Canada.

     Kenneth C. Cancellara, Q.C.
     2488 Dunwin Drive
     Mississauga, Ontario
     Canada, L5L 1J9

     Mr. Cancellara joined Biovail as Senior Vice President and General Counsel in March 1996, was appointed Secretary in April 1996, and has been a Director since May 1995. Prior to that time, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell since 1980 where he held many positions, including Chairman of the Executive Committee and managing partner. Mr. Cancellara is a citizen of Canada.

     Rolf K. Reininghaus
     2488 Dunwin Drive
     Mississauga, Ontario
     Canada, L5L 1J9

     Mr. Reininghaus has been a Senior Vice President and a Director since the Amalgamation and has been President of Crystaal since November 1997. Prior to that time, he had been the President, Chief Operating Officer and a Director of BCI since October 1991 and Executive Vice President and a Director of Trimel or its affiliates since November 1987. Prior to his employment by Trimel, Mr. Reininghaus was the Marketing Manager of the Canadian operations of Miles Pharmaceuticals, a division of Bayer AG. Mr. Reininghaus is a citizen of Canada.

     Brian H. Crombie
     2488 Dunwin Drive
     Mississauga, Ontario
     Canada, L5L 1J9

     Mr. Crombie joined Biovail as Senior Vice President, and Chief Financial Officer in May 2000. Mr. Crombie came to Biovail from The Jim Pattison Group, one of Canada's largest private holding companies where he served as Managing Director Corporate Finance from 1998 to 2000 where he was responsible for corporate development and treasury. Prior to that time, he spent 7 years in finance and general management positions with The Molson Companies most recently as SVP Corporate Finance and Treasurer responsible for planning, accounting and control, corporate development, treasury and investor relations. Mr. Crombie is a graduate of The Harvard School of Business where he received his Masters in Business Administration. Mr. Crombie is a citizen of Canada.

     Kenneth S. Albert, Ph.D.
     3701 Concorde Parkway
     Chantilly, VA  20151

     Dr. Albert joined Biovail as Vice President, Chief Scientific Officer in January 1999. Dr. Albert came to Biovail from Schein Pharmaceutical Inc., where he had been the Vice President, Research and Development from 1995 to 1998. Prior to his tenure at Schein, Dr. Albert was Corporate Director, Research and Development at Forest from 1988 to 1995 and prior to that time he spent 14 years in senior Research and Development positions at the Upjohn Company and Merck, Sharp and Dohme. Dr. Albert is a citizen of the United States.



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

     Wilfred G. Bistrow
     467 Mountsberg Rd
     RR#2
     Campbellville, ONT
     Canada, LOP IRO

     Mr. Bristow has been a Director since the Amalgamation. Prior to that time, he was a Director of BCI since January 1993. Mr. Bristow is and has been a senior investment advisor at Nesbitt Burns Inc., a Canadian investment banking firm, since December 1991. From September 1975 to December 1991, he served as vice president and director of Richardson Greenshields of Canada, an investment banking firm. Mr. Bristow is a citizen of Canada.

     Paul W. Haddy
     68 Durants
     "Daydreams Christ Church" Building
     Barbados, West Indies

     Mr. Haddy was elected to the Board of Directors in June 2000. Mr. Haddy has been Chairman and Chief Executive Officer of London Life Bank and Trust Company since 1991. Mr. Haddy is a citizen of Canada.

     Roger Rowan
     53 Buckingham Avenue
     Toronto, ONT
     Canada M4N 1R3

     Mr. Rowan was elected to the Board of Directors in June 1997. Mr. Rowan has been President and Chief Operating Officer of Watt Charmichael Inc., a private investment firm, since May 1994. Prior thereto, Mr. Rowan was the Executive Vice President and Chief Operating Officer of Watt Charmichael Inc. since 1991. Mr. Rowan is a citizen of Canada.

     Robert Vujea
     1030 Carpenter Ave.
     Grand Rapids, Michigan  49504-3727

     Mr. Vujea was elected to the Board of Directors in June 1997. Mr. Vujea has been President of R & D Chemical Corporation, a chemical manufacturer and distributor, since 1974. Prior thereto, Mr. Vujea has held senior management positions within a number of companies including American Greeting Card Corporation, Cole National Corporation and Diverco Incorporated. Mr. Vujea is a citizen of the United States.

     During the past five years, none of the foregoing individuals has been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

     Information Regarding Acquireco

     Acquireco is a corporation incorporated newly under the laws of the British Virgin Islands. In the event that Biovail and Holdco reach a mutually satisfactory agreement prior to the closing of the transaction, Holdco would be the holder of all the voting common shares of Acquireco. In the event that Biovail and Holdco do not reach a mutually satisfactory agreement prior to the closing of the transaction, Biovail will be the holder of all the voting common shares of Acquireco.

     Biovail has been the holder of all the issued and outstanding Special Shares since October 1997. Biovail proposes to transfer the Special Shares to Acquireco in consideration for Acquireco's issuance of non-voting common shares of Acquireco to Biovail.

     The business address of Acquireco is:

     Romasco Place
     Wickhams Cay 1
     P.O. Box 3140
     Road Town, Tortola
     British Virgin Islands
     (284) 494-2065

     Information Regarding Holdco and Andrew P. Gaspar

     Holdco is a corporation newly incorporated under the laws of the Province of Ontario to hold the voting common shares of Acquireco.

     Andrew P. Gaspar will be the sole shareholder, director and officer of Holdco. Since 1994, Mr. Gaspar has been president of APG Consulting, a private consulting firm. Mr. Gaspar is a citizen of Canada.

     The business address for Holdco and Andrew P. Gaspar is:

     42 Hoover Drive
     Thornhill, Ontario
     Canada, L3T 5M7
     (905) 764-9145

     During the past five years, Mr. Gaspar has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

     George Vesely, Joseph Shier, Thomas Higgins and 495414 Ontario Limited, an Ontario corporation owned by David Roffey (the "Investor Group") would provide a loan to Holdco in the amount of US$6.5 million to enable Holdco to acquire the common shares of Acquireco. The loan would be secured by a pledge of shares of Acquireco and guaranteed by Andrew Gaspar, the sole shareholder of Holdco who would pledge the shares of Holdco to the Investor Group as security for the guarantee. The loan would bear interest at 14% per annum to December 31, 2000 and thereafter bears interest at 34% per annum and would be repaid from the proceeds to be received by Holdco from the purchase or redemption of the common shares of Acquireco. Definitive agreements on the loans have not yet been entered into.

     David Roffey has served as President and Chief Executive Officer of Maple Partners Financial Group Inc, Chairman of Maple Partners Bankhaus AG and Chairman of Maple Trust Compnay since October 1997. From 1987 through 1997 Mr. Roffey served as Managing Partner, Derivative Investment Group and Director of First Marathon Inc. (Canada). Mr. Roffey is a citizen of Canada.

     George Vesely has served as Managing Partner, Private Client Services of Maple Partners Financial Group Inc. since January 1999. Prior to 1999, Mr. Vesely was a partner at Osler, Hoskin & Harcourt. Mr. Vesely is a citizen of Canada.

     Joseph Shier has been Vice President of Maple Partners Financial Group Inc. since August 1999. Prior to that, from August 1997 to August 1999 he was a senior officer of a private investment company, M. Shier & Associates Limited, and from January 1991 to 1999 was Chairman of Dor-Seal Inc. Mr. Shier is a citizen of Canada

     Thomas Higgins has served as Executive Vice President of Maple Partners Financial Group Inc. since 1997. From 1989 through 1997 he served as Vice President and Director, Derivative Instrument Group of First Marathon Securities Limited. Mr. Higgins is a citizen of Canada.

     The business address of the forgoing individuals is:

     Maritime Life Tower
     Toronto Dominican Centre
     Suite 3500
     PO Box 328
     Toronto, ONT, Canada
     M5K 1K7

     During the past five years, none of the foregoing individuals has been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.



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

Item 4. Terms of Transaction

     (a) In order for Acquireco to purchase the Common Shares pursuant to the Purchase Option prior to October 1, 2000, it must acquire the Special Shares and the Purchase Option must be exercised by delivering an exercise notice (the "Exercise Notice") to the Board of Directors of Intelligent Polymers. The terms of the Purchase Option are set forth in the Bye-Laws. Pursuant to the Bye-Laws, the Special Shareholder may at any time exercise the Purchase Option by giving the Exercise Notice to the Board of Directors of Intelligent Polymers stating the Special Shareholder's intention of acquiring all of the Common Shares for the time being in issue; the Exercise Notice may be given at any time up until September 30, 2002.

                  The Exercise Notice shall state

               (i) the consideration (expressed as an amount in cash in Dollars to be given for each Common Share), which shall be as follows:

                    If the Common Shares are acquired
                    pursuant to the                            Purchase Option
                    Purchase Option:                           Exercise Price
                    ---------------------------------          --------------

                    Before October 1, 2000                     US $ 39.06

                    On or after October 1, 2000 and on or
                    before September 30, 2001                  US $ 48.83

                    On or after October 1, 2001 and on or
                    before September 30, 2002                  US $ 61.04

               (ii) the form in which such consideration shall be discharged shall be cash in Dollars save that, if the securities of the Special Shareholder, are listed on a national securities exchange in the United States of America or admitted to unlisted trading privileges or listed on NASDAQ, it may be wholly or partially satisfied in securities of such other Special Shareholder at the election of the Special Shareholder;

               (iii) to the extent that such consideration is in the form of securities of the Special Shareholder the amount expressed in cash in Dollars represented thereby;

               (iv) the name or names (if any) into which the Common Shares are to be transferred; and

               (v)  the repurchase date.

     Pursuant to the Bye-Laws, if the Common Shares are acquired for cash pursuant to the Purchase Option before October 1, 2000, the cash purchase price (the "Purchase Option Consid-

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

     eration") would be $39.06 per share. The closing date of the purchase (the "Closing Date") would be September 29, 2000, and the Purchase Option Consideration of $39.06 per share would be deposited with ChaseMellon Shareholder Services LLC, as payment agent (the "Payment Agent"), on or prior to the Closing Date. Following the Closing Date, and upon receipt of stock certificates for the Common Shares, as instructed by the Payment Agent, the Payment Agent would distribute the Purchase Option Consideration to each person or entity who was a holder of the Common Shares at the close of business on the Closing Date.

     The purpose of the Transaction would be to acquire Intelligent Polymers, which would have certain products and product candidates developed or under development pursuant to the Development Contract dated September 30, 1997 between Biovail and Intelligent Polymers.

     Acquireco would exercise the Purchase Option prior to October 1, 2000 to enable it to avoid a 25% increase in the Purchase Option price which occurs after September 30, 2000. The Transaction would be structured to allow for Acquireco to exercise the Purchase Option and hold the Common Shares of Intelligent Polymers. Biovail would have certain rights granted to it as the holder of the Acquireco Class A Shares and the non-voting common shares to cause Acquireco to become wholly owned by Biovail. The Transaction would be structured in this manner to defer Biovail's exercise of the Purchase Option and give Acquireco or the holder of its voting common shares a profit for acquiring the Special Shares and taking the risk that Biovail does not exercise its rights to acquire Acquireco.

     In the event that Holdco would be the holder of all the voting common shares of Acquireco, Biovail would pay a fee to the Investor Group, and reimburse the expenses of Holdco (the "Holdco Fee"). In the aggregate, Biovail would pay $1.5 million pursuant to the Holdco Fee. Additionally, Biovail would pay a $500,000 advisory fee to Maple Partners Financial Group Inc. for its role as arranger of the Transaction.

     In accordance with the terms of the Bye-Laws, Shareholders would not need to take any steps to approve the purchase upon Acquireco's exercise of the Purchase Option. Title to the Common Shares would automatically vest in Acquireco on the Closing Date and the Purchase Option Consideration would be paid to Shareholders, upon tender of the stock certificates directly or through their brokers, in accordance with their respective interests.

     Subsequent to the purchase of the Common Shares, Intelligent Polymers would become a wholly-owned subsidiary of Acquireco. The Transaction would cause each Shareholder to dispose of his or her Common Shares for the Purchase Option Consideration.

     It is expected that Acquireco will follow purchase accounting for the Transaction.

     The federal income tax consequences of the Transaction are discussed in paragraph (d) of Item 7 of the Statement and such discussion is incorporated herein by reference.

(b)  Not Applicable

(c)  The terms of the Transaction would be the same for all Shareholders.

(d) Appraisal rights would not be afforded under either applicable law or the Bye-Laws to Shareholders in respect of the exercise of the Purchase Option and none will be afforded by any of the Filers or Intelligent Polymers. None of the Filers is aware of any rights available to objecting Shareholders under applicable law.

(e) None of the Filers is aware, after making reasonable inquiry of management of Intelligent Polymers, of any grant of access to unaffiliated security holders to the corporate files of any of the Filers or Intelligent Polymers or the appointment of counsel or appraisal services for unaffiliated security holders at the expense of any of the Filers or Intelligent Polymers.

(f)  Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) The nature and approximate amount in dollars of any transaction which has occurred since the commencement of Intelligent Polymers' second full fiscal year preceding the date of the Statement between Biovail and Intelligent Polymers are as follows:

     Since the commencement of Intelligent Polymers' second full fiscal year preceding the date of the Statement, Intelligent Polymers paid approximately $46.3 million to Biovail pursuant to a development and license agreement (the "Development Contract") between Biovail and Intelligent Polymers dated September 30, 1997 whereby Biovail has agreed to use diligent efforts to conduct toxicity, formulation, development and clinical studies for, and pursue U.S. regulatory approval of, Intelligent Polymers' products, as defined and as added to and modified by mutual agreement.

     Since the commencement of Intelligent Polymers' second full fiscal year preceding the date of the Statement, Intelligent Polymers paid approximately $400,000 to Biovail pursuant to a services agreement (the "Services Agreement") between Biovail and Intelligent Polymers dated September 30, 1997, whereby Biovail has agreed to provide management and administrative services to Intelligent Polymers for a quarterly fee of $100,000.

     Pursuant to the Development Contract and subject to the Biovail Option (defined below), Biovail granted Intelligent Polymers a license (the "License") to manufacture or obtain manufacturing for (subject to an exclusive manufacturing period granted to Biovail, a right of first refusal and a right of approval), sell and otherwise market and sublicense other to market, through the world, (other than Canada), products developed under the Development Contract or, as to products for which Intelligent Polymers and Biovail fail to reach agreement as to necessary additional funding, under other arrangement.

     In December 1999, Biovail paid Intelligent Polymers $25.0 million to acquire a generic version of Procardia XL (the "Additional Product") developed by Biovail on behalf of Intelligent Polymers. This acquisition was pursuant to an exercise of the Biovail Option granted under the Contract Agreement. The Biovail Option grants Biovail a right to purchase the Additional Product for a price of either a one time cash fee of $25 million or base royalties equal to 10% of the net sales of such product.

(b)  Not applicable.

(c)  Not applicable.

(d)  Not applicable.

(e) While Biovail has no commitment or definitive plans, Biovail would, in the future, have certain rights granted to it as holder of the Class A and non-voting common shares of Acquireco to cause Acquireco to become wholly owned by Biovail. If Biovail would not exercise this option by February 1, 2001, Holdco would have the right, as holder of the voting common shares, to cause the sale of any or all of the property and assets of Acquireco or Intelligent Polymers.

     Biovail would indemnify Acquireco, Holdco, Andrew P. Gaspar, Maple Partners Financial Group Inc. and each member of the Investor Group from any and all claims arising from or relating to the Transaction.

     Biovail and Holdco would enter into a voting trust agreement whereby the holder of the Class A Shares and non-voting common shares of Acquireco would agree that the holder of the Acquireco voting common shares would be entitled to cast all the votes attaching to the Acquireco Class A and non-voting common shares in connection with any vote required for a liquidation, dissolution or bankruptcy of Acquireco or Intelligent Polymers or in respect of any sale of all or substantially all of the assets of Acquireco or Intelligent Polymers.

Item 6. Purpose of the Transaction and Plans or Proposals

(a)  Not applicable.

(b)-(c) Subsequent to the Closing Date, Intelligent Polymers would be wholly owned by Acquireco. Acquireco anticipates that Intelligent Polymers would be delisted from the AMEX and its reporting requirements with the Securities and Exchange Commission would be suspended through the filing of a Form 15.

     While Biovail, Acquireco and Holdco have no commitment or definitive plans, Biovail would, in the future, have certain rights granted to it as holder of the Class A and non-voting common shares of Acquireco to cause Acquireco to become wholly owned by Biovail. If Biovail would not exercise this option by February 1, 2001, Holdco would have the right, as holder of the voting common shares, to cause the sale of any or all of the property and assets of Acquireco or Intelligent Polymers.

     Biovail and Holdco would enter into a voting trust agreement whereby the holder of the Class A Shares and non-voting common shares of Acquireco would agree that the holder of the Acquireco voting common shares would be entitled to cast all the votes attaching to the Acquireco Class A and non-voting common shares in connection with any vote required for a liquidation, dissolution or bankruptcy of Acquireco or Intelligent Polymers or in respect of any sale of all or substantially all of the assets of Acquireco or Intelligent Polymers.

Item 7. Purposes, Alternatives, Reasons and Effects of the Transaction

(a) The purpose of the Transaction would be for Acquireco to acquire Intelligent Polymers which would have certain products and product candidates developed or under development pursuant to the Development Contract dated September 30, 1997 between Biovail and Intelligent Polymers.

(b) Biovail considered retaining the Special Shares and exercising the Purchase Option itself prior to October 1, 2000. A 13e-3 Transaction Statement was filed with the Securities and Exchange Commission on August 31, 2000 and Amendment No. 1 to such 13e-3 Transaction Statement was filed on September 6, 2000 and a Notice to Stockholders was promptly mailed to that effect. Biovail is proposing the transaction with Acquireco in order to gain the benefit described in Item 7 (c) below.

(c) The Transaction would be structured pursuant to the terms of the previously granted Purchase Option as set forth in the Bye-Laws. Acquireco would exercise the Purchase Option prior to October 1, 2000 to enable it to avoid a 25% increase in the Purchase Option price which occurs after September 30, 2000. The Transaction would be structured to allow for Acquireco to exercise the Purchase Option and hold the Common Shares of Intelligent Polymers. Biovail would have certain rights granted to it as the holder of the Class A shares and the non-voting common shares of Acquireco to cause Acquireco to become wholly owned by Biovail. The Transaction would be structured in this manner to defer Biovail's exercise of the Purchase Option and give Acquireco or the holder of its voting common shares a profit for acquiring the Special Shares and taking the risk that Biovail does not exercise its rights to cause Acquireco to become a wholly owned subsidiary of Biovail.

(d) Subsequent to the Closing Date, Intelligent Polymers would be wholly owned by Acquireco. The Filers anticipate that Intelligent Polymers would be delisted from the AMEX and its reporting requirements with the Securities and Exchange Commission suspended through the filing of a Form 15.

     The Transaction would cause each Shareholder to dispose of his or her Common Shares for the Purchase Option Consideration. This consideration is the amount specified in the Bye-Laws.

     Certain Material U.S. Federal Income Tax Consequences

     The following discussion is a summary of certain material U.S. federal income tax consequences to "U.S. Shareholders" (generally a U.S. citizen or resident, a corporation under U.S. law or a trust or estate that is considered a "United States person") if Acquireco exercises the Purchase Option. This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively.

     This discussion does not apply to persons other than U.S. Shareholders and may not apply to certain categories of U.S. Shareholders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as passthrough entities, dealers or traders in securities or currencies, banks, insurance companies, U.S. Shareholders that do not hold the Common Shares as capital assets, persons whose "functional currency" is not the U.S. dollar, tax-exempt entities, and persons that hold Common Shares as a position in a straddle or as part of a "hedging", "integrated", "constructive sale" or "conversion" transaction. Moreover, the discussion summarizes only federal income tax consequences and does not address any state, local or other tax consequences.

     SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTION TO THEM.

     Upon Acquireco's exercise of the Purchase Option, a U.S. Shareholder would recognize a capital gain or loss on each Common Share disposed of equal to the difference between the amount of (a) the cash received for the Common Share and (b) his basis in the Common Share. Gain or loss upon the disposition of a Common Share generally should be long-term if the Common Share has been held for more than one year at the time of the exercise of the Purchase Option.

     To the extent that a U.S. Shareholder has not provided an appropriate taxpayer identification number on IRS Form W-9 or a substitute therefor, such U.S. Shareholder may be subject to backup withholding by Acquireco.

     The exercise of the Purchase Option will not result in any material U.S. federal income tax consequences to Intelligent Polymers.

Item 8. Fairness of the Transaction

(a) Biovail, Acquireco, Holdco and Andrew P. Gaspar reasonably believe that the Transaction would be fair to Shareholders.

(b) The material factors upon which the belief stated in Item 8(a) is based are set forth below.

     The Purchase Option was a feature of the Common Shares from the time of Intelligent Polymers' inception. The Purchase Option and the Purchase Option Consideration were set forth in the Bye-Laws and described in the prospectus dated October 10, 1997, distributed in connection with the initial public offering of the Common Shares (the "Prospectus"). Both the Bye-Laws and the Prospectus were publicly filed with the Securities and Exchange Commission. Pursuant to the Bye-Laws, the stock certificates for the Common Shares were legended to put the holders thereof on further notice about the Purchase Option. Intelligent Polymers' Annual Reports on Form 20-F have described the Purchase Option and the Purchase Option Consideration.

     The Purchase Option Consideration of $39.06 is fair because such consideration for exercise of the Purchase Option prior to October 1, 2000 was a term of the Common Shares from the time of Intelligent Polymers' inception. The purchase price and trading price of the Common Share reflected the Purchase Option and the Purchase Option Consideration of $39.06.

     As a result of the foregoing, the Shareholders received adequate notice as to the terms of the Purchase Option and the price of the Purchase Option Consideration prior to making any investment decision with respect to the Common Shares.

(c) The exercise of the Purchase Option and consummation of the Transaction would not require the approval of Shareholders.

(d) The Filers believe, after making reasonable inquiry of management of Intelligent Polymers, that no directors of Intelligent Polymers have retained an unaffiliated representative to act solely on behalf of any Shareholders, as no action is required by Shareholders to effect the Purchase Option.

(e) The exercise of the Purchase Option and the consummation of the Transaction would not require the approval of the Board of Directors of Intelligent Polymers.

(f)  Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) None of the Filers nor, to the best of their knowledge after reasonable inquiry of management of Intelligent Polymers, Intelligent Polymers has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party which is materially related to the Transaction.

(b)  Not applicable.

(c)  Not applicable.

Item 10. Source and Amount of Funds

(a) The total consideration to be paid by Acquireco for the purchase of the Common Shares pursuant to the Transaction would be, in the aggregate, $145,986,750. The source of these funds would be Acquireco's cash.

     Acquireco would raise at least 3% of the capital required in order to exercise the Purchase Option from the issuance of all the voting common shares of Acquireco (the "Acquireco Common Shares") to Holdco. In the event that Biovail and Holdco reach a mutually satisfactory agreement prior to the closing of the transaction, Holdco would have the capital to enable it to purchase the Acquireco Common Shares as a result of an investment of funds by Andrew Gaspar, holder of Holdco's common shares, and the Investor Group.

     The Investor Group would provide a loan to Holdco in the amount of US$6.5 million to enable Holdco to acquire the common shares of Acquireco. The loan would be secured by a pledge of shares of Acquireco and guaranteed by Andrew Gaspar, the sole shareholder of Holdco who would pledge the shares of Holdco to the Investor Group as security for the guarantee. The loan would bear interest at 14% per annum to December 31, 2000 and thereafter bears interest at 34% per annum and would be repaid from the proceeds to be received by Holdco from the purchase or redemption of the common shares of Acquireco. Definitive agreements on the loans have not yet been entered into.

     In the event that Biovail and Holdco do not reach a mutually satisfactory agreement prior to the closing of the transaction, Biovail would fund, with its available cash, the purchase by a wholly owned subsidiary of the Acquireco Common Shares.

     Acquireco would raise the remaining capital required in order for it to exercise the Purchase Option from the issuance of Class A and non-voting common shares of Acquireco to Biovail. Pursuant to the By-Laws of Acquireco, Biovail, as holder of the Class A and non-voting common shares of Acquireco, would have certain rights to cause Acquireco to become wholly owned by Biovail.

(b) Acquireco has no alternative financing arrangements or plans to those discussed above in paragraph (a) of this item.

(c) The following table sets forth an estimate (except for the filing fee) of expenses for the Transaction

              Filing fee............................       $  29,198
              Accounting fees and expenses..........          50,000
              Legal fees and expenses...............         300,000
              Printing expenses.....................          75,000
              Fees & expenses for the Investment by        2,000,000
                                                           ---------
              Holdco
                                Total...............       2,454,198


     The expenses set forth in the table above will be paid by Biovail.

(d)  Not applicable

Item 11. Interest in Securities of Intelligent Polymers

(a) As of August 30, 2000, no Common Shares are beneficially owned by either the Filers, by each executive officer and director of the Filers or any person controlling the Filers except as set out on the following table:

                                                                             Direct           Indirect
               Name                              Position                   Ownership         Ownership
------------------------------           ------------------------         ------------        -------------

Eugene Melnyk                            Chairman of the Board                17,500            20,000(1)
                                         and Director of Biovail
Roger Rowan                              Director of Biovail                  16,500
Wilfred Bistrow                          Director of Biovail                      --            10,000(1)

(1)  owned by spouse

(b)  Not applicable.

Item 12. The Solicitation or Recommendation

(d)  Not applicable.

(e)  Not applicable.

Item 13. Financial Statements

(a) (1) Intelligent Polymers' financial data is attached (by incorporation by reference) to this statement as Exhibits 99.1 and 99.2.

     (2)  Intelligent Polymers is not required to file quarterly reports.

     (3) Intelligent Polymers has no material fixed charges for the two most recent fiscal years and the appropriate interim period.

     (4) Intelligent Polymers' book value per share as of June 30, 1999 was $6.31.

(b) Biovail and Acquireco do not believe the pro forma disclosure required by this Item 13(b) is applicable because Intelligent Polymers' reporting requirement would cease upon giving effect to the Transaction.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)  Not Applicable.

(b) Pursuant to the Bye-Laws, the Board of Intelligent Polymers must provide notice to Shareholders prior to the Closing Date.

Item 15. Other Material Information

          Not applicable.

Item 16.      Exhibits

1.1  Notice to Stockholders of Intelligent Polymers Limited(1)

1.2 Letter between Biovail Corporation and Messrs. George Vesely, David Roffey, Thomas Higgins and Joseph Shier, dated September 25, 2000.

1.3 Director's Notice from Board of Directors of Intelligent Polymers Limited to holders of common shares of Intellignet Polymers Limited, dated September 25, 2000

99.1 Financial Statements for the year ended June 30, 1999(2)

99.2 Financial Statements for the year ended June 30, 1998(3)


----------

1    Previously filed.

2 Incorporated by reference to Intelligent Polymers' Annual Report on Form 20-F for the year ended June 30, 1999, filed with the SEC on December 30, 1999.

3 Incorporated by reference to Intelligent Polymers' Transition Report on Form 20-F for the year ended June 30, 1998, filed with the SEC on December 31, 1998.

                                    SIGNATURE

     After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

September  28, 2000

                              BIOVAIL CORPORATION



                              By: /s/ Brian Crombie
                                  ------------------------------------
                              Name:     Brian Crombie
                              Title:    Senior Vice President & Chief
                                        Financial Officer


                              IPL ACQUIRECO 2000 LTD.



                              By:    /s/       Andrew P. Gaspar
                                     ----------------------------------
                                     Name:     Andrew P. Gaspar
                                     Title:    President



                              IPL HOLDCO 2000 LTD.



                              By:    /s/       Andrew P. Gaspar
                                     ----------------------------------
                                     Name:     Andrew P. Gaspar
                                     Title:    President



                              ANDREW P. GASPAR



                                     /s/    Andrew P. Gaspar
                                     ----------------------------------
                                     Name:  Andrew P. Gaspar